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SEC FILE NUMBER
8-066274

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/2021 (MM/DD/YY) AND ENDING 03/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: England Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

- ☒ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1201 Louisiana Street, Suite 730
(No. and Street)

Houston	TX	77002
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Craig W England	713-357-9441	cwengland@englandco.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Isdaner & Company, LLC
(Name – if individual, state last, first, and middle name)

400 Old Forge Lane, Suite 401	Kennett Square	PA	19348
(Address)	(City)	(State)	(Zip Code)

12/03/2009	3561
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Craig W. England, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of England Securities, LLC, as of 3/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JANET JUDITH CEDILLO
Notary Public, State of Texas
Comm. Expires 09-03-2025
Notary ID 133312725

Signature: [signature]

Title: President

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ENGLAND SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
FOR THE FISCAL YEAR ENDING MARCH 31, 2022
WITH
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

England Securities, LLC
Financial Statements and
Report of Independent Registered Public Accounting Firm
March 31, 2022

Contents

ISDANER & COMPANY LLC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of England Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of England Securities, LLC as of March 31, 2022, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of England Securities, LLC as of March 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of England Securities, LLC's management. Our responsibility is to express an opinion on England Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to England Securities, LLC in accordance with the U.S. federal securities law and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

Isdaner & Company, LLC.

We have served as England Securities, LLC's auditor since 2015. Kennett Square, Pennsylvania
July 15, 2022

England Securities, LLC
Statement of Financial Condition
March 31, 2022

Assets		
Cash and Cash Equivalents	$	798,991
Accounts Receivable		522,334
Deposits		35,551
Prepaid Expenses		30,140
Furniture, Equipment and Leasehold Improvements, Net		55,364
Other Assets		16,799
Right-Of-Use Assets, Net		569,080
Total Assets		2,028,259
Liabilities and Member's Equity		
Accrued Compensation and Benefits	$	7,999
Accounts Payable and Accrued Expenses		48,599
Accrued Taxes		216,726
Deferred Revenue		82,500
Lease Liability		625,371
Total Liabilities		981,195
Member's Equity		1,047,064
Total Liabilities and Member's Equity	$	2,028,259

The accompanying notes are an integral part of these financial statements.

Note 1 – Organization

England Securities, LLC (the "Company") was organized for the purpose of engaging in investment banking and related activities. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of England & Company, LLC ("E&C").

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Property and Equipment - Property and equipment are stated at cost net of $141,828 accumulated depreciation. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the related assets that range from 3 to 10 years. Depreciation and Amortization for the year ended March 31, 2022 was $16,476.

Use of Estimates - The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions. This will affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

Revenue Recognition - The Company's Investment Banking Revenues are earned from advisory engagements related to merger & acquisition advisory, private debt and equity placements, and other strategic initiatives of our clients. The Company's engagement letters with its clients are generally cancelable with 30 days or less notice and are expected to last no longer than 12 months. Our compensation in such agreements typically includes periodic retainer fees (paid either upfront or monthly over the life of an engagement), as well as a success fee upon completion of the underlying transaction.

The Company recognizes revenues from providing advisory services as our obligations are fulfilled and collection is reasonably assured. A portion of our advisory revenues are recognized over time; however, the majority of our advisory revenues are recognized at a point in time. Certain advisory fees relate to specific activities (i.e., review of financial models and preparation of marketing materials), while other advisory services are provided on an ongoing basis which, for example, may include evaluating and selecting one of multiple strategies. During such engagements, we recognize revenue relating to specific activities as the activities are completed. For ongoing advice, our clients are continuously benefitting from our counsel and our recognition of retainer fees matches the transfer of such benefits. However, the recognition of transaction fees is constrained until substantially all services have been provided, specified conditions have been met, and it is probable that a revenue reversal will not occur in a future period.

Upfront fees and retainers specified in our engagement letters are recognized as services are performed. The Company records deferred revenues when it receives fees from clients that have not yet been earned. As of March 31, 2021, the Company had deferred recognition of $50,000 of such revenue, all of which was recognized over the twelve months ending March 31, 2022.

Income Taxes - Income taxes are accounted under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, the Company determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

Accounts Receivable - Management closely monitors outstanding accounts receivable and charges to expense any balances that are determined to be uncollectible or establishes an allowance for doubtful accounts. The Company believes as of March 31, 2022 all accounts receivable are collectible. The Company has one receivable for $420,000 (representing 81% of all accounts receivable) that is the subject of negotiation with a client. The Company believes the receivable is valid, the client has the capacity to pay, and we have adequate legal avenues to successfully pursue collection for an amount in excess of the carrying value of the receivable, therefore no allowance has been established for this receivable.

Note 3 – Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

Note 4 – Leases

The Company has three office leases which have lease terms expiring from January 2023 through November 2024, and one office lease that is on a month-to-month basis. In accordance with ASU 2016-02, a right-of-use asset and lease liability were recorded at the time the ASU was adopted based on the present value of the future lease payments using discount rates from 4.00% to 4.25%, the Company's estimated incremental borrowing rate.

Future minimum lease payments under the office leases are as follows:

FY 2023	$ 434,019
FY 2024	128,558
FY 2025	82,627
	645,204
Less: discount to present value	76,124
Total	$ 569,080

Note 5 – Income Taxes

The provision (benefit) for income taxes for the year ending March 31, 2022 consists of the following:

	Current Taxes (Benefit)	Deferred Tax (Benefit)	Total Provision (Benefit)
Federal	$ 101,742	$ 5,584	$ 107,327
State	53,832	2,955	56,786
Total	$ 155,574	$ 8,539	$ 164,113

All tax years since January 1, 2019 are open to tax examination by authorities.

Note 6 – Retirement Plan

The Company sponsors a safe harbor 401(k) plan for the benefit of its employees. The plan covers substantially all employees and it provides the employees with the opportunity to make contributions to the plan on a tax deferred basis. The Company elected to contribute $80,867 during the year ended March 31, 2022.

Note 7 – Paycheck Protection Program

In April 2020, the Company received loan proceeds of $244,940 from a promissory note issued by Emigrant Bank, under the Paycheck Protection Program (“PPP”) which was established under the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act and is administered by the U.S Small Business Administration (“SBA”). The Company applied for forgiveness with the lender for the Paycheck Protection Program loan and was granted full forgiveness on May 20, 2021.

Note 8 – Related Party Transactions

During the year, the Company made payments to E&C totaling $32,000 for access to a research service database that is utilized by the Company and other affiliates of E&C. In addition, in the normal course of business and for administrative convenience, the Company advances payment of certain operating expenses on behalf of affiliated entities of the Company. During the year, the Company advanced $9,174 in such affiliate expense payments, which was all reimbursed as of March 31, 2022. One officer of the Company has provided a personal guarantee of certain of the Company's obligations for one of its office leases.

Note 9 – Net Capital

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. On March 31, 2022, the Company had net capital of $386,876 which was $359,402 in excess of its required net capital of $27,474. The Company's ratio of aggregate indebtedness to net capital was 1.07 to 1.

The Company does not carry the accounts of its customers, and accordingly, is exempt from SEC Rule 15c3-3.

Note 10 – Subsequent Events

Management has evaluated subsequent events through July 15, 2022, the date on which the financial statements were available to be issued.

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 03/31/2022

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

66274 FINRA MAR

ENGLAND SECURITIES LLC
1201 LOUISIANA STREET, SUITE 730
HOUSTON, TX 77002

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Craig England 713-357-9440

2. A. General Assessment (item 2e from page 2) $ 8,856

B. Less payment made with SIPC-6 filed (**exclude interest**) (3,038)

10/26/2021
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 5,818

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 5,818

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

England Securities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 18 day of May, 20 22.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 4/1/2021
and ending 3/31/2022

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 5,904,013

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions n/a

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 0

2d. SIPC Net Operating Revenues $ 5,904,013

2e. General Assessment @ .0015 $ 8,856

(to page 1, line 2.A.)